(d) The amount of dividends and distributions from net investment income and net realized capital gain are determined in accordance with federal income tax regulations, which may differ from accounting principles generally accepted in the United States. To the extent these book and tax differences are permanent in nature, such amounts are reclassified among fund shares issued and outstanding, accumulated undistributed net realized gain on investments and accumulated undistributed net investment income. Accordingly, at December 31, 2001, reclassifications were recorded to decrease fund shares issued and outstanding and increase accumulated net investment income by $783,196.